BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 25, 2021

1.           Date, Time and Place: Meeting held on March 25, 2021, at 10:00 a.m., by videoconference.

2.           Call and Attendance: The call notice requirement was waived in view of the presence of all members of the Board of Directors of BRF S.A. (“Company”): Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flavia Buarque de Almeida (“Mrs. Flavia Almeida”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”), Mrs. Flavia Maria Bittencourt (“Mrs. Flavia Bittencourt”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3.           Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Approval of the liquidation of the company OneFoods Malaysia Sdn Bhd; (ii) Approval of the merger of BRF Austria GmbH into BRF GmbH; (iii) Proposed Amendment to Article 3 of the Company's Bylaws; (iv) Approval of 20F Form; (v) Call Notice for the Ordinary and Extraordinary General Shareholders' Meeting (“AGOE”) 2021 and Management Proposal; and (vi) Changes to the Restricted Stocks Plan.

5.           Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.      Approval of the liquidation of the company OneFoods Malaysia Sdn Bhd: The members of the Board of Directors, pursuant to Article 23, (xxix) of the Bylaws in conjunction with the Related Party Transactions Policy, considering the favorable recommendation of the Audit and Integrity Committee and the Finance and Risk Management Committee, unanimously approved the liquidation of the company OneFoods Malaysia Sdn Bhd, located in Kuala Lumpur, Malaysia.

Page 1 of 3 Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on March 25, 2021.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 25, 2021

5.2.      Approval of the merger of BRF Austria GmbH into BRF GmbH: The members of the Board of Directors, pursuant to Article 23, (xxviii) of the Bylaws in conjunction with the Related Party Transactions Policy, considering the favorable recommendation of the Audit and Integrity Committee and the Finance and Risk Management Committee, unanimously approved the merger of BRF Austria GmbH into BRF GmbH.

5.3.      Proposed Amendment to Article 3 of the Company's Bylaws: The members of the Board of Directors, pursuant to Article 23, (xxvi) of the Bylaws, considering the favorable recommendation of the Finance and Risk Management Committee, unanimously approved the proposal to amend Article 3 of the Bylaws of the Company, referring to the corporate purpose, for inclusion of the following activities: (i) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter; (ii) manufacture and commercialization of organic chemical products derived from animal slaughter; and (iii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter, and this amendment must be submitted to the deliberation of the Extraordinary General Shareholders´ Meeting of the Company, to be held on April 27, 2021.

5.4.      Approval of 20F Form and presentation of KPMG’s opinion: The 20-F Form, annually filed with the Securities and Exchange Commission, as well as the independent auditors' favorable opinion on the revision of 20-F Form, were presented to the members of the Board of Directors, noting that there are no differences between 20-F Form and the financial statements of the Company. The members of the Company's Board of Directors unanimously approved 20-F Form.

5.5.      Call Notice for the AGOE 2021 and Management Proposal. In accordance with the provisions of Article 12 of the Bylaws, the members of the Board of Directors, by unanimous vote of those present, approved the call notice and the Company's management proposal for the Ordinary and Extraordinary General Shareholder’s Meeting to be held on April 27, 2021, with the consequent availability to the shareholders of the materials and documents necessary for the analysis of the matters included in the agenda, under the terms of the applicable legislation and regulations.

Page 2 of 3 Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on March 25, 2021.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 25, 2021

5.6.      Changes to the Restricted Stocks Plan. The members of the Board of Directors, pursuant to Article 23, (xviii) of the Bylaws, considering the favorable recommendation of the Finance and Risk Management Committee and of the People Committee, Governance, Organization and Culture Committee, unanimously approved changes to the Restricted Stocks Plan, which shall be submitted to the deliberation of the Extraordinary General Shareholder’s Meeting of the Company, to be held on April 27, 2021.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, March 25, 2021.

_______________________________

Carlos Eduardo de Castro Neves

Secretary

Page 3 of 3 Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on March 25, 2021.